HESKETT & HESKETT

ATTORNEYS AT LAW

2401 NOWATA PLACE, SUITE A

BARTLESVILLE, OKLAHOMA 74003

JOHN HESKETT	TELEPHONE (918) 336-1773
JACK HESKETT (1932 - 2005)	FACSIMILE (918) 336-3152
BILL HESKETT (1933 - 1993)	EMAIL: INFO@HESKLAW.COM

September 21, 2020

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Farmhouse, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 6, 2020

File No. 333-238326

Dear Ms. Mills-Apenteng:

I am counsel for Farmhouse, Inc. and am in receipt of your letter dated September 14, 2020, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Cover, Page 3

1. we note your response to our prior comment 2. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying item 501(b)(3) of Regulation S-K. Please revise your cover page, and make corresponding changes elsewhere in the prospectus such as pages 14, 24 and the Plan of Distribution, to disclose a fixed price at which the selling shareholders will sell shares of your common stock until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: We have corrected this inconsistency and have disclosed a fixed price on the common stock.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 41.

2.We note your response to prior comment 10. Please expand this section to compare the changes between your results of operations for the six months ending June 30, 2019 and the six months ending June 30, 2020.

Response: We have revised this section to include results of operation for the six months ending June 30, 2019 and the six months ending June 30, 2020. This section is now located on page 43.

General

4.We note your response to prior comment 18. Please revise your prospectus to include a discussion of your related party transactions as required by Item 404(b) of Regulation S-K. in this regard, we  note that cash advances made by your officers that are discussed in Note 4 to your Consolidated Financial Statements.

Response: We have provided the information regarding related party transactions. This section is located on page 46.

Finally, as requested, the Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is deemed to be Company’s complete response to your inquiries of September 14, 2020.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett

John Heskett

JFH:jdh